NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 -
Continuous Disclosure Obligations (the “Instrument”)

Item 1 Names of the Parties to the Transaction

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company”) and MichiCann Medical Inc. (“MichiCann”), a company incorporated under the laws of the Province of Ontario.

Item 2 Description of the Transaction

On April 24, 2020, the Company completed its previously announced business combination with MichiCann, which resulted in the reverse takeover of the Company by MichiCann (the “RTO Transaction”). The RTO Transaction was completed by way of a three-cornered amalgamation pursuant to the terms and conditions of an amended and restated business combination agreement dated March 12, 2020 between the Company, MichiCann and 2690229 Ontario Inc., a wholly-owned subsidiary of the Company (the “Definitive Agreement”). Effective April 24, 2020 and in connection with the RTO Transaction, the Company's name was changed from Tidal Royalty Corp. to Red White & Bloom Brands Inc. and the Company’s issued and outstanding common shares (each a “Common Share”) were consolidated on the basis of one (1) post-consolidation Common Share for every sixteen (16) pre-consolidation Common Shares.

In accordance with the terms of the Definitive Agreement, holders of MichiCann common shares (“MichiCann Shares”) received one (1) Common Share and one (1) series 2 convertible preferred share (each a “Series 2 Preferred Share”) of the Company for each MichiCann Share held. Holders of MichiCann common share purchase warrants (“MichiCann Warrants”) and MichiCann stock options (“MichiCann Options”) received one (1) replacement warrant or stock option for each MichiCann Warrant and MichiCann Option, as applicable, with each exercisable for units consisting of one (1) Common Share and one (1) Series 2 Preferred Share (each a “Unit”). An aggregate of 108,726,349 Common Shares, 108,726,349 Series 2 Preferred Shares, 595,340 purchase warrants exercisable for Units and 7,401,429 stock options exercisable for Units (“Options”) were issued to the former holders of MichiCann Shares, MichiCann Warrants and MichiCann Options, respectively.

All Series 2 Preferred Shares are convertible into Common shares, on a one for one basis, anytime between seven and twenty-four months after their initial issuance date.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 Common shares and the underlying shares for 3,000,000 Options. The escrow agreements carry various release terms between 6 and 18 months.

As a result of the completion of the RTO Transaction former holders of MichiCann Shares now hold approximately 82.25% of the issued and outstanding Common Shares and pre-RTO Transaction shareholders of the Company now hold 17.75% of the Common Shares, in each case, on a non-diluted basis.

Upon the completion of the RTO Transaction, the board of directors of the Company was reconstituted to consist of Messrs. Brad Rogers, Theo van der Linde, Brendan Purdy, Michael Marchese and Bill Dawson, with Mr. Rogers also becoming the Chief Executive Officer and Mr. van der Linde becoming the Chief Financial Officer.

Item 3 Effective Date of the Transaction

April 24, 2020.

Item 4 Names of each party, if any, that ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Not applicable. The Company continues to be a reporting issuer in British Columbia and Ontario.

Item 5 Date of Reporting Issuer’s first financial year-end subsequent to the Transaction, if applicable

The Company’s first financial year-end subsequent to the RTO Transaction will be December 31, 2020, as the Company has adopted the financial year-end of MichiCann (being the reverse take-over acquirer in accordance with Section 4.10(1)(b) of the Instrument).

Item 6 Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the Reporting Issuer’s first financial year subsequent to the Transaction, if applicable

The Company will file interim unaudited financial statements for MichiCann for the three months ended March 31, 2020 on or before June 1, 2020, and annual audited financial statements for the Company for the year ended December 31, 2019 on or before May 14, 2020.

Item 7Documents that were filed under the Instrument that describe the Transaction and where those Documents can be found in Electronic Format, if applicable

The following documents describing the RTO Transaction were filed under the Company’s profile on SEDAR at www.sedar.com:

1.the press release of the Company dated February 14, 2019;

2.the material change report of the Company dated February 19, 2019;

3.the press release of the Company dated February 26, 2019;

4.the senior secured convertible debenture dated February 25, 2019;

5.the material change report of the Company dated March 4, 2019;

6.the press release of the Company dated May 13, 2019;

7.the material change report of the Company dated May 14, 2019;

8.the press release of the Company dated May 30, 2019;

9.the press release of the Company dated October 18, 2019;

10.the press release of the Company dated March 12, 2020

11.the amended and restated business combination agreement between the Company, MichiCann and 2690229 Ontario Inc., dated March 12, 2020;

12.the material change report of the Company dated March 13, 2020;

13.the press release of the Company dated April 28, 2020;

14.the Certificate of Name Change, reflecting the change of the Company’s name to Red White & Bloom Brands Inc., dated April 24, 2020; and

15.the material change report of the Company dated April 29, 2020.

Item 7Date of Notice

May 14, 2020.